SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 5, 2010
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated August 4, 2010, announcing changes in the Management Board of Infineon Technologies AG.

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n
Changes in the Management Board of Infineon Technologies AG
Neubiberg, Germany — August 4, 2010 — Peter Bauer, former Spokesperson of the Management Board, has been appointed Chairman of the Board with immediate effect.
Chief Financial Officer and Labor Director Dr. Marco Schröter has left the Management Board of Infineon Technologies AG with immediate effect. This was caused by differences in opinion over future company policy.
Peter Bauer will transitionally take over the role of Chief Financial Officer until a successor will be appointed. The role of the Labor Director with responsibility for Human Resources will be transitionally assumed by Member of the Management Board Dr. Reinhard Ploss.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2009 fiscal year (ending September), the company reported sales of Euro 3.03 billion with approximately 25,650 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
Further information is available at www.infineon.com
This news release is available online at www.infineon.com/press/
For the Finance and Business Press: INFXX201008.065e

Media Relations:	Name:	Phone:	Email:
Worldwide Headquarters	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
U.S.A.	Mitch Ahiers	+1 408 503 2791	mitch.ahiers@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: August 5, 2010	By:	/s/ Dr. Franz Kirchmeier
Dr. Franz Kirchmeier
Vice President External Reporting

By:	/s/ Rudolf von Moreau
Rudolf von Moreau
Corporate Counsel